UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Alta Mesa Resources, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

82812A103

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82812A103		13D	Page 1 of 27 pages

1	Names of Reporting Persons Silver Run Sponsor II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,264,906

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,264,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,264,906

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 2 of 27 pages

1	Names of Reporting Persons Riverstone VI SR II Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,120,239

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,120,239

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,120,239

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.2%

14	Type of Reporting Person PN

CUSIP No. 82812A103		13D	Page 3 of 27 pages

1	Names of Reporting Persons Riverstone AMR Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,419,140

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,419,140

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,419,140

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.5%

14	Type of Reporting Person PN

CUSIP No. 82812A103		13D	Page 4 of 27 pages

1	Names of Reporting Persons Riverstone AMR Partners-U, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,023,747

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,023,747

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,747

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 5 of 27 pages

1	Names of Reporting Persons Riverstone AMR Partners-T, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,679,540

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,679,540

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,679,540

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person PN

CUSIP No. 82812A103		13D	Page 6 of 27 pages

1	Names of Reporting Persons Riverstone Energy Partners VI (Non-U.S.), LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,679,540

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,679,540

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,679,540

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 7 of 27 pages

1	Names of Reporting Persons Riverstone Energy VI Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 61,799,779

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 61,799,779

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,799,779

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.0%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 8 of 27 pages

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person PN

CUSIP No. 82812A103		13D	Page 9 of 27 pages

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 10 of 27 pages

1	Names of Reporting Persons Riverstone Energy GP VI Corp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person CO

CUSIP No. 82812A103		13D	Page 11 of 27 pages

1	Names of Reporting Persons Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 12 of 27 pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person PN

CUSIP No. 82812A103		13D	Page 13 of 27 pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103		13D	Page 14 of 27 pages

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person IN

CUSIP No. 82812A103		13D	Page 15 of 27 pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,242,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,242,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,242,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.6%

14	Type of Reporting Person IN

CUSIP No. 82812A103	13D	Page 16 of 27 pages

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value par value $0.0001 per share (the “Class A Common Stock”), of Alta Mesa Resources, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 15021 Katy Freeway, Suite 400, Houston, Texas 77094.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)                     Silver Run Sponsor II, LLC (“Silver Run”);

(2)                     Riverstone VI SR II Holdings, L.P. (“SR II Holdings”);

(3)                     Riverstone AMR Partners, L.P. (“AMR Partners”)

(4)                     Riverstone AMR Partners-U, LLC (“AMR Partners-U”);

(5)                     Riverstone AMR Partners-T, L.P. (“AMR Partners-T”, together with AMR Partners and AMR Partners-U, the “AMR Funds”);

(6)                     Riverstone Energy Partners VI (Non-U.S.), LLC (“Energy Partners (Non-U.S.)”)

(7)                     Riverstone Energy VI Holdings GP, LLC (“Energy Holdings GP”);

(8)                     Riverstone Energy Partners VI, L.P. (“Riverstone Energy Partners”);

(9)                     Riverstone Energy GP VI, LLC (“Riverstone Energy GP”);

(10)              Riverstone Energy GP VI Corp (“Riverstone Energy Corp”);

(11)              Riverstone Holdings LLC (“Riverstone Holdings”);

(12)              Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”);

(13)              Riverstone Management Group, L.L.C. (“Riverstone Management” and collectively, the “Riverstone Entities”)

(14)              David M. Leuschen; and

(15)              Pierre F. Lapeyre, Jr.

AMR Partners-T is organized under the laws of the Cayman Islands. Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of Sponsor is 1000 Louisiana St., Suite 1450, Houston, Texas 77002. The business address of each of the other Reporting Persons is C/O Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Mr. Leuschen and Mr. Lapeyre are the Founders and Senior Managing Directors of Riverstone Holdings. The other Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of Silver Run, AMR Partners-U, Energy Partners (Non-U.S.), Energy Holdings GP, Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings and Riverstone Management (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

CUSIP No. 82812A103	13D	Page 17 of 27 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer, Silver Run purchased 11,500,000 shares of Class B Common Stock of Silver Run Acquisition Corporation II for an aggregate purchase price of $25,000 and received 14,375,000 additional shares of Class B Common Stock as result of a stock dividend. Silver Run Sponsor subsequently transferred 99,000 shares of Class B Common Stock to certain director nominees for no consideration. Silver Run Sponsor also purchased warrants to purchase 15,133,333 shares of Class A Common Stock for an aggregate purchase price of $22,699,999.50 in connection with the closing of the Issuer’s initial public offering.

Silver Run obtained the funds to purchase the shares of Class B Common Stock and the warrants through a capital contribution from the other Riverstone Entities, which in turn received the funds from capital contributions from their respective members and/or limited partners.

In connection with the closing of the Business Combination described in Item 4 herein, the Issuer sold 40,000,000 shares of Class A Common Stock and warrants to purchase 13,333,333 shares of Class A Common Stock to SR II Holdings for aggregate consideration of $400,000,000. At the closing of the Business Combination, Silver Run and SR II Holdings transferred an aggregate 30,705,106 shares of Class A Common Stock and 5,417,321 warrants to the AMR Funds.

SR II Holdings obtained the funds to purchase the shares of Class A Common Stock through a capital contribution from the other Riverstone Entities, excluding Silver Run, which in turn received the funds from capital contributions from their respective members and/or limited partners.

Item 4.                                 Purpose of Transaction.

Business Combination

On February 9, 2018, the Issuer (formerly known as Silver Run Acquisition Corporation II) consummated the acquisition (the “Business Combination”) of all of the limited partner interests in Alta Mesa Holdings, LP, a Texas limited partnership (“Alta Mesa”). Upon consummation of the Business Combination, each outstanding share of Class B Common Stock automatically converted into one share of Class A Common Stock.

CUSIP No. 82812A103	13D	Page 18 of 27 pages

Series B Preferred Stock

In connection with the Business Combination, the Issuer issued one share of Series B Preferred Stock to Riverstone VI Alta Mesa Holdings, L.P. (“Riverstone Contributor”), an affiliate of the Reporting Persons. The Series B Preferred Stock is not entitled to any dividends and is not convertible into, or redeemable for, the Class A Common Stock. As holder of the Series B Preferred Stock, Riverstone Contributor is entitled to nominate and elects directors to the Issuer’s Board of Directors (the “Board”) for a period of five years following the consummation of the Business Combination based on it and the Reporting Persons’ beneficial ownership of the Class A Common Stock as follows: (i) for so long as their beneficial ownership is equal to or greater than 15% of the Class A Common Stock outstanding, Riverstone Contributor and the Reporting Persons shall have the right to designate three directors; (ii) for so long as their beneficial ownership is less than 15% but at least 10% of the Class A Common Stock outstanding, Riverstone Contributor and the Reporting Persons shall have the right to designate two directors; and (iii) for so long as their beneficial ownership is less than 10% but at least 5% of the Class A Common Stock outstanding, Riverstone Contributor and the Reporting Persons shall have the right to designate one director. The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in that certain Certificate of Designation of Series B Preferred Stock (the “Series B Certificate of Designation”) filed with the Secretary of State of the State of Delaware on February 9, 2018.

Forward Purchase Agreement

To fund a portion of the cash consideration for the Business Combination, the Issuer issued and sold 40,000,000 shares of Class A Common Stock and warrants to purchase 13,333,333 shares of Class A Common Stock (collectively, the “Forward Purchase Securities”) to SR II Holdings for aggregate consideration of $400,000,000 pursuant to a forward purchase agreement, dated March 17, 2017, by and between Silver Run Acquisition Corporation II and SR II Holdings (the “Forward Purchase Agreement”). The Warrants become exercisable on 30 days after the completion of the Business Combination at a price of $11.50 per share and will expire on the fifth anniversary of the consummation of the Business Combination. Pursuant to the terms of the Forward Purchase Agreement, SR II Holdings and its permitted transferees and assigns, have agreed not to transfer any of the Forward Purchase Securities except to certain permitted transferees for a period of 30 days after the consummation of the Business Combination. In addition, the Issuer has agreed to use commercially reasonable efforts to file within 30 days after the closing of the Business Combination a registration statement with the Securities and Exchange Commission for a secondary offering of the Forward Purchase Securities and to cause such registration statement to be declared effective as soon as practicable after it is filed.

CUSIP No. 82812A103	13D	Page 19 of 27 pages

Registration Rights Agreement

In connection with the consummation of the Business Combination, on February 9, 2018, the Issuer, Silver Run and certain other holders of the Issuer’s securities entered into an amendment to the Registration Rights Agreement (as amended, the “Registration Rights Agreement”) by and among Silver Run Acquisition Corporation II, Silver Run and certain other holders of Silver Run Acquisition Corporation II’s securities. Pursuant to the Registration Rights Agreement the Issuer has granted demand registration rights, short-form registration rights and piggyback registration rights to the shareholders party thereto. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier of: (i) the tenth anniversary of the Registration Rights Agreement or (ii) the date as of which (A) all Registrable Securities (as defined in the Registration Rights Agreement) have been sold pursuant to a registration statement or (B) no Registrable Securities remain outstanding.

The foregoing descriptions of the Series B Certificate of Designation, Forward Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Item 5.                           Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as

CUSIP No. 82812A103	13D	Page 20 of 27 pages

to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 169,371,730 shares of Class A Common Stock outstanding following the consummation of the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor II, LLC	26,264,906	14.7%	0	26,264,906	0	26,264,906
Riverstone VI SR II Holdings, L.P.	58,120,239	30.2%	0	58,120,239	0	58,120,239
Riverstone AMR Partners, L.P.	30,419,140	17.5%	0	30,419,140	0	30,419,140
Riverstone AMR Partners-U, LLC	2,023,747	1.2%	0	2,023,747	0	2,023,747
Riverstone AMR Partners-T, L.P.	3,679,540	2.2%	0	3,679,540	0	3,679,540
Riverstone Energy Partners VI (Non-U.S.), LLC	3,679,540	2.2%	0	3,679,540	0	3,679,540
Riverstone Energy VI Holdings GP, LLC	61,799,779	32.0%	0	61,799,779	0	61,799,779
Riverstone Energy Partners VI, L.P.	94,242,666	47.6%	0	94,242,666	0	94,242,666
Riverstone Energy GP VI, LLC	94,242,666	47.6%	0	94,242,666	0	94,242,666
Riverstone Energy GP VI Corp	94,242,666	47.6%	0	94,242,666	0	94,242,666
Riverstone Holdings LLC	94,242,666	47.6%	0	94,242,666	0	94,242,666
Riverstone/Gower Mgmt Co Holdings, L.P.	94,242,666	47.6%		94,242,666		94,242,666
Riverstone Management Group, L.L.C.	94,242,666	47.6%		94,242,666		94,242,666
David M. Leuschen	94,242,666	47.6%	0	94,242,666	0	94,242,666
Pierre F. Lapeyre Jr.	94,242,666	47.6%	0	94,242,666	0	94,242,666

Silver Run is the record holder of 16,548,894 shares of Class A Common Stock and warrants to purchase 9,716,012 shares of Class A Common Stock. SR II Holdings is the record holder of 18,522,000 shares of Class A Common Stock and warrants to purchase 13,333,333 shares of Class A Common Stock. AMR Partners is the record holder of 25,857,148 shares of Class A Common Stock and warrants to purchase 4,561,992 shares of Class A Common Stock. AMR Partners-U is the record holder of 1,720,243 shares of Class A Common Stock and warrants to purchase 303,504 shares of Class A Common Stock. AMR Partners-T is the record holder of 3,127,715 shares of Class A Common Stock and warrants to purchase 551,825 shares of Class A Common Stock.

David M. Leuschen and Pierre F. Lapeyre, Jr. are the members of Riverstone Management, which is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings, which is the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP which is the general partner of Riverstone Energy Partners, which is the general partner of AMR Partners, the manager of AMR Partners-U and the

CUSIP No. 82812A103	13D	Page 21 of 27 pages

managing member of Energy Holdings GP, which is the general partner of SR II Holdings, which is the sole and managing member of Silver Run. Riverstone Energy GP is also the sole member of Energy Partners (Non-U.S.), which is the general partner of AMR Partners-T.

Riverstone Energy GP is managed by a managing committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, E. Bartow Jones, N. John Lancaster, Baran Tekkora and Robert M. Tichio. As such, each of Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by the AMR Funds, SR II Holdings and Silver Run. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Series B Certificate of Designation, Forward Purchase Agreement and Registration Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                              Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on February 9, 2018).

CUSIP No. 82812A103	13D	Page 22 of 27 pages

3

Forward Purchase Agreement, dated March 17, 2017, between Silver Run Acquisition Corporation II and Riverstone VI SR II Holdings, L.P. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on March 17, 2017).

4

Registration Rights Agreement, dated March 23, 2017, among Silver Run Acquisition Corporation II, Silver Run Sponsor II, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 29, 2017).

5

Amendment No. 1 to Registration Rights Agreement, dated as of February 9, 2018, by and among Alta Mesa Resources, Inc., Silver Run Sponsor II, LLC, and the other holders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 9, 2018).

24	Power of Attorney of David M. Leuschen and Pierre F. Lapeyre, Jr. (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the reporting persons on February 7, 2018).

CUSIP No. 82812A103	13D	Page 23 of 27 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 20, 2018

SILVER RUN SPONSOR II, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE VI SR II HOLDINGS, L.P.
By: Riverstone Energy VI Holdings GP, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE AMR PARTNERS, L.P.
By: Riverstone Energy Partners VI, L.P., its general partner
By: Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE AMR PARTNERS-U, LLC
By: Riverstone Energy Partners VI, L.P., its manager
By: Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

CUSIP No. 82812A103	13D	Page 24 of 27 pages

RIVERSTONE AMR PARTNERS-T, L.P.
By: Riverstone Energy Partners VI (Non-U.S.), LLC, its general partner
By: Riverstone Energy GP VI, LLC, its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY PARTNERS VI (NON-US), LLC
By: Riverstone Energy GP VI, LLC, its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY VI HOLDINGS GP, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY PARTNERS VI, L.P.
By: Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY GP VI, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

CUSIP No. 82812A103	13D	Page 25 of 27 pages

RIVERSTONE ENERGY GP VI CORP

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Vice President

RIVERSTONE HOLDINGS LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.
By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

/s/ Thomas J. Walker, attorney-in-fact
David M. Leuschen

/s/ Thomas J. Walker, attorney-in-fact
Pierre F. Lapeyre, Jr.

CUSIP No. 82812A103	13D	Page 26 of 27 pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Management Group, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Stephen S. Coats	Partner, Managing Director and General Counsel of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP VI Corp

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

CUSIP No. 82812A103	13D	Page 27 of 27 pages

Riverstone Energy GP VI, LLC

Management Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States

Riverstone Energy VI Holdings GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States
Peter Haskopoulos	Principal of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States

Riverstone Energy Partners VI (Non-U.S.), LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States
Peter Haskopoulos	Principal of Riverstone Holdings LLC	United States